                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2 (b)

                         Provectus Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   74373-F-100
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                                 (CUSIP Number)

                                    4/4/2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     [ ]  Rule 13d-1(b)
     [x]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

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CUSIP No. 74373-F-100                 13G
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(1)    NAMES OR REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Richard Smithline
--------------------------------------------------------------------------------
(2)    CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
          (a) [ ]
          (b) [X]
--------------------------------------------------------------------------------
(3)    SEC USE ONLY

--------------------------------------------------------------------------------
(4)    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                                (5)  SOLE VOTING POWER

                                       0
                            ----------------------------------------------------
NUMBER OF SHARES                (6)  SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                      4,166,665
PERSON WITH                 ----------------------------------------------------
                                (7)  SOLE DISPOSITIVE POWER

                                       0
                            ----------------------------------------------------
                                (8) SHARED DISPOSITIVE POWER

                                       4,166,665
--------------------------------------------------------------------------------
(9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,166,665
--------------------------------------------------------------------------------
(10)   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                         [ ]
--------------------------------------------------------------------------------
(11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               9.99%*
--------------------------------------------------------------------------------
(12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 74373-F-100                 13G
--------------------------------------------------------------------------------
(1)    NAMES OR REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       DC Asset Management LLC
--------------------------------------------------------------------------------
(2)    CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
          (a) [ ]
          (b) [X]
--------------------------------------------------------------------------------
(3)    SEC USE ONLY

--------------------------------------------------------------------------------
(4)    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                                (5)  SOLE VOTING POWER

                                       0
                            ----------------------------------------------------
NUMBER OF SHARES                (6)  SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                      566,666
PERSON WITH                 ----------------------------------------------------
                                (7)  SOLE DISPOSITIVE POWER

                                       0
                            ----------------------------------------------------
                                (8) SHARED DISPOSITIVE POWER

                                       566,666
--------------------------------------------------------------------------------
(9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       566,666
--------------------------------------------------------------------------------
(10)   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                         [ ]
--------------------------------------------------------------------------------
(11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               3.33%*
--------------------------------------------------------------------------------
(12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 74373-F-100                 13G
--------------------------------------------------------------------------------
(1)    NAMES OR REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       DC Opportunity Advisors LLC
--------------------------------------------------------------------------------
(2)    CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
          (a) [ ]
          (b) [X]
--------------------------------------------------------------------------------
(3)    SEC USE ONLY

--------------------------------------------------------------------------------
(4)    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                                (5)  SOLE VOTING POWER

                                       0
                            ----------------------------------------------------
NUMBER OF SHARES                (6)  SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                      3,599,999
PERSON WITH                 ----------------------------------------------------
                                (7)  SOLE DISPOSITIVE POWER

                                       0
                            ----------------------------------------------------
                                (8) SHARED DISPOSITIVE POWER

                                       3,599,999
--------------------------------------------------------------------------------
(9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,599,999
--------------------------------------------------------------------------------
(10)   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                         [ ]
--------------------------------------------------------------------------------
(11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               9.99%*
--------------------------------------------------------------------------------
(12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 74373-F-100                 13G
--------------------------------------------------------------------------------
(1)    NAMES OR REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       DCOFI Master LDC
--------------------------------------------------------------------------------
(2)    CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
          (a) [ ]
          (b) [X]
--------------------------------------------------------------------------------
(3)    SEC USE ONLY

--------------------------------------------------------------------------------
(4)    CITIZENSHIP OR PLACE OF ORGANIZATION

       Cayman Islands
--------------------------------------------------------------------------------
                                (5)  SOLE VOTING POWER

                                       0
                            ----------------------------------------------------
NUMBER OF SHARES                (6)  SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                      3,599,999
PERSON WITH                 ----------------------------------------------------
                                (7)  SOLE DISPOSITIVE POWER

                                       0
                            ----------------------------------------------------
                                (8) SHARED DISPOSITIVE POWER

                                       3,599,999
--------------------------------------------------------------------------------
(9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,599,999
--------------------------------------------------------------------------------
(10)   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                         [ ]
--------------------------------------------------------------------------------
(11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               9.99%*
--------------------------------------------------------------------------------
(12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               OO
--------------------------------------------------------------------------------

ITEM 1.

     (a)       Name of Issuer.

               Provectus Pharmaceuticals, Inc.

     (b)       Address of Issuer's Principal Executive Offices.

               7327 Oak Ridge Hwy., Suite A
               Knoxville, TN 37931

ITEM 2.

     (a)       Name of Person Filing.

               This Schedule 13G is being filed with respect to shares of Common
               Stock of the Issuer which are beneficially owned by Richard
               Smithline ("Mr. Smithline"), DC Asset Management LLC ("DC
               Asset"), DC Opportunity Advisors LLC ("DC Opportunity"), and
               DCOFI Master LDC ("DCOFI") (collectively, the "Reporting
               Persons").

               The Reporting Persons are making a joint filing because they may be deemed a group pursuant to Section 13 of the Securities
               Exchange Act of 1934. The Reporting Persons do not affirm the existence of such a group.

     (b)       Address of Principal Business Office or, if none, Residence.

               The principal business address of each of the Reporting Persons is:

               830 Third Avenue, 14th Floor
               New York, NY 10022

     (c)       Citizenship.

               Mr. Smithline is a United States citizen.

               DC Asset is organized and existing in Delaware.

               DC Opportunity is organized and existing in Delaware.

               DCOFI is organized and existing in the Cayman Islands.

     (d)       Title of Class of Securities.

               Common Stock, $0.001 par value per share

     (e)       CUSIP Number.

               74373-F-100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c),
        CHECK WHETHER THE PERSON FILING IS A:

    (a)  [ ]  Broker or dealer registered under Section 15 of the Act.
    (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act.
    (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act.
    (d)  [ ]  Investment Company registered under Section 8 of the Investment
              Company Act.
    (e)  [ ]  Investment Adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E).
    (f)  [ ]  Employee Benefit Plan or Endowment Fund in accordance with
              Sec. 240.13d-1(b)(1)(ii)(F).
    (g)  [ ]  Parent holding company, in accordance with
              Sec. 240.13d-1(b)(ii)(G).
    (h)  [ ]  A savings association as defined in Section 3(b) of the Federal
              Deposit Insurance Act.
    (i)  [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
              Company Act of 1940.
    (j)  [X]  Group, in accordance with Sec. 240.13d-1(b)(l)(ii)(J).

     If this statement is filed pursuant to Sec. 240.13d-1(c), check this box [x].

ITEM 4. OWNERSHIP

     (a)       Amount Beneficially Owned.

               Mr. Smithline: 4,166,665 (comprised of 1,333,333 shares of Common
               Stock underlying Convertible Debentures held by DCOFI, of which
               Mr. Smithline is a director, 2,266,666 shares of Common Stock underlying Warrants held by DCOFI, of which Mr. Smithline is a director, and 566,666 shares of Common Stock underlying Warrants held by DC Asset, of which Mr. Smithline is the Managing Member).

               DC Asset: 566,666 shares of Common Stock underlying Warrants.

               DC Opportunity: 3,599,999 (comprised of 1,333,333 shares of
               Common Stock underlying Convertible Debentures held by DCOFI, of which DC Opportunity is the investment manager, and 2,266,666 shares of Common Stock underlying Warrants held by DCOFI, of which DC Opportunity is the investment manager).

               DCOFI: 3,599,999 (comprised of 1,333,333 shares of Common Stock underlying Convertible Debentures and 2,266,666 shares of Common
               Stock underlying Warrants).

     (b)       Percent of Class.        Mr. Smithline: 9.99%*

                                        DC Asset: 3.45%
                                        DC Opportunity: 9.99%*
                                        DCOFI: 9.99%*

                                        *Pursuant to the terms of the
                                        Convertible Debentures and the Warrant
                                        Agreements, Provectus Pharmaceuticals,
                                        Inc. has agreed that the number of
                                        shares of Common Stock that may be
                                        acquired by the holder of the Debentures
                                        or Warrants upon any conversion thereof
                                        (or otherwise in respect thereof) shall
                                        be limited to the extent necessary to
                                        insure that, following such conversion
                                        (or other issuance), the total number of
                                        shares of Common Stock then beneficially
                                        owned by such holder does not exceed
                                        9.99% of the total number of issued and
                                        outstanding shares of Common Stock. If
                                        not for the 9.99% restriction described
                                        above, the ownership percentages held by
                                        Mr. Smithline, DC Opportunity, and DCOFI
                                        would be 20.22%, 17.96%, and 17.96%,
                                        respectively.

     (c)       Number of shares as to which each such person has

     (i)       sole power to vote or to direct the vote:

                                                      Mr. Smithline: 0
                                                      DC Asset: 0
                                                      DC Opportunity: 0
                                                      DCOFI: 0

     (ii)      shared power to vote or to direct the vote:

                                                      Mr. Smithline: 4,166,665
                                                      DC Asset: 566,666
                                                      DC Opportunity: 3,599,999
                                                      DCOFI: 3,599,999

     (iii)     sole power to dispose or to direct the disposition of:

                                                      Mr. Smithline: 0
                                                      DC Asset: 0
                                                      DC Opportunity : 0
                                                      DCOFI: 0

     (iv)      shared power to dispose or to direct the disposition of:

                                                      Mr. Smithline: 4,166,665
                                                      DC Asset: 566,666
                                                      DC Opportunity: 3,599,999
                                                      DCOFI: 3,599,999

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the
               beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.

ITEM 7.        IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
               ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY OR CONTROL PERSON.

               See Item 4(a) above, which is incorporated by reference herein.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               The Reporting Persons may be deemed to constitute a group with one another pursuant to Section 13 of the Securities Exchange Act of 1934. The Reporting Persons do not affirm the existence of such a group.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.

ITEM 10.       CERTIFICATIONS.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a
               participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2005

/s/ Richard Smithline
--------------------------------
Richard Smithline

DC Asset Management LLC

By: /s/ Richard Smithline
   -----------------------------
Name:  Richard Smithline
Title: Managing Member

DC Opportunity Advisors LLC

By: /s/ Richard Smithline
   -----------------------------
Name:  Richard Smithline
Title: Managing Member

DCOFI Master LDC

By: /s/ Richard Smithline
   -----------------------------
Name:  Richard Smithline
Title: Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                    EXHIBIT A

                                    AGREEMENT
                          JOINT FILING OF SCHEDULE 13G

     The undersigned hereby agree jointly to prepare and file with regulatory authorities a Schedule 13G and any amendments thereto reporting each of the undersigned's ownership of securities of Provectus Pharmaceuticals, Inc. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

Date: April 13, 2005

/s/ Richard Smithline
--------------------------------
Richard Smithline

DC Asset Management LLC

By: /s/ Richard Smithline
   -----------------------------
Name:  Richard Smithline
Title: Managing Member

DC Opportunity Advisors LLC

By: /s/ Richard Smithline
   -----------------------------
Name:  Richard Smithline
Title: Managing Member

DCOFI Master LDC

By: /s/ Richard Smithline
   -----------------------------
Name:  Richard Smithline
Title: Director